June 16, 2011

Mr. Daniel L. Gordon

Branch Chief

Securities and Exchange Commission

Washington, D.C. 20549

VIA EDGAR as CORRESPONDENCE filing

Re: Universal Health Realty Income Trust (“UHT”) Form 10-K for the year ended December 31, 2010

File No. 1-09321

Dear Mr. Gordon:

This letter is being written in connection with the Staff’s examination of the filing referenced above. Set forth below are our responses to the comments included in the Staff’s letter to us dated May 26, 2011. Pursuant to my telephonic discussion with Mr. Wiggins on June 7, 2011, we were granted a response filing extension to Friday June 17, 2011.

Item 2. Properties, page 19

1.	In future periodic reports, please expand your disclosure to discuss embedded rent growth in your portfolio related to rent escalators in your leases. To the extent practicable, please quantify the percentage of leases that have escalators and provide a range of escalation.

Response:

In our future 10-K filings, we will expand our disclosure to included embedded rent growth in our portfolio related to leases with fixed rent adjustments and leases that have a minimum rent adjustment. To the extent practicable, we will also quantify the percentage of leases that have escalators as well as provide a range of escalation. We believe this additional disclosure will satisfy the Staff’s comment noted above.

Item 7. Management’s Discussion and Analysis of Financial Condition, page 27

2.	From page 21, we note that 21% of RSF are subject to expiring leases in 2011. In future periodic filings, to the extent you have material lease expirations in the year following the reporting period, please include disclosure comparing the rents on the expiring leases to market rents.

Response:

In our future 10-K filings, to the extent that we have material lease expirations in the year following the reporting period and to the extent practicable, we will include disclosure comparing rents on the expiring leases to market rents. We believe this additional disclosure will satisfy the Staff’s comment noted above.

As additional related information, included in the 25% of RSF that was subject to expiring leases in 2011 (as noted on page 21 of our Form 10-K for the year ended December 31, 2010) were the leases on McAllen Medical Center, Wellington Regional Medical Center and Southwest Healthcare System-Inland Valley Campus which have been renewed subsequent to year-end. As reported on Form 8-K dated May 19, 2011, the lessees exercised their renewal options on the above-mentioned hospital facilities and the leases were renewed for additional 5-year terms at the existing lease rates. After giving effect to those hospital lease renewals, while maintaining the same lease expiration data for each of the other properties, the as adjusted 2011 “total” percentage of RSF with lease expirations is reduced to 7% from the as reported 25%.

3.	In future periodic reports, please discuss your leasing activities for the reported period, including the volume of new or renewed leases, average tenant improvements costs, leasing commissions and tenant concessions. Also, please discuss the relationship between rents on leases that expired in the current reporting period and rents on executed renewals or new leases.

Response

In our future 10-K filings, to the extent practicable, we will include and discuss the volume of new or renewed leases, average tenant improvement costs, leasing commissions and tenant concessions. In addition, we will also discuss the relationship between rents on leases that expired in the current reporting period and rents on executed renewals or new leases. We believe this additional disclosure will satisfy the Staff’s comment noted above.

Liquidity and Capital Resources, page 38

Net cash used in financing activities, page 42

4.	In future periodic filings, in addition to the number of shares sold, the aggregate proceeds and expenses/commissions, please disclose the use of proceeds from sales in the reporting period. Also, please disclose the amount still available under the ATM program.

Response:

As disclosed in our Prospectus Supplement dated November 6, 2009 (to Prospectus dated September 8, 2009), we have, and intend, to use the net proceeds generated pursuant to the ATM program to reduce amounts outstanding under our revolving credit agreement. After such repayments of debt, we may re-borrow funds under our revolving credit agreement for general operating purposes, including working capital, capital expenditures, acquisitions, dividend payments and the refinancing of other third-party debt. We will plan to include this disclosure in our future filings as well as the amount still available under the ATM program (as of December 31, 2010, we generated approximately $24.1 million of gross cash proceeds, excluding all fees and expenses, and had $25.9 million of gross proceeds still available under the program). We believe this additional disclosure will satisfy the Staff’s comment noted above.

Note 1 – Summary of Significant Accounting Policies, page 62

Investments in Limited Liability Companies (“LLCs”), page 64

5.	We note your disclosure that each LLC is generally self-sustained from a cash flow perspective. We also note your disclosure on page 39 that you spent $9.5 million in the year ended December 31, 2010 to fund advances to unconsolidated LLCs. Please describe for us the instances where unconsolidated LLCs have not been self-sustained from a cash flow perspective, including the effect of such on your analysis of these entities under ASC 810-10-25.

Response:

As disclosed on page 31 of our Form 10-K for the year ended December 31, 2010, although there is typically no ongoing financial support required from us to these entities since they are cash-flow sufficient, we may, from time-to-time, provide funding for certain purposes such as, but not limited to, significant capital expenditures and/or leasehold improvements and reductions and repayments of third-party debt. Although we are not obligated to do so, if approved by us and the third-party members, additional cash fundings are typically advanced as equity or short to intermediate term loans. Advances made in the form of loans provide for interest at a fixed rate as stipulated in the joint-venture operating agreements.

All of the limited liability companies which we account for by the equity method generated positive net operating income during each of the three years ended December 31, 2010 (or during the period of ownership by us if shorter). When classifying the fundings (as either advances or capital/equity) made for purposes such as significant capital expenditures, leasehold improvements or reductions/repayments of third-party debt, we, along with the third-party members, consider factors such as nature of the expenditure and repayment expectations. Since the amount of cash funded to the LLCs from us and the third-party members is determined based upon the pro-rata share of our respective ownership interests in the LLCs, the respective amounts are the same regardless of whether the fundings are classified as advances or capital/equity. There is therefore no significant economic or cash-flow related difference to either party between classifying the fundings as advances rather than capital/equity contributions. There is also no difference from a financial reporting perspective for us pursuant to the equity method.

Since each of these entities have been cash-flow sufficient on an operating basis, and since the classification of fundings to the LLCs as either advances or capital/equity does not change the respective amounts contributed by us and the third-party member, we do not believe there is an effect on our analysis under ASC 810-10-25.

As additional information, below is a table that reflects the advances made by us to the LLCs and repayments to us of advances made to the LLCs for the year ended December 31, 2010 (amounts in thousands).

Name of LLC	Advances made to LLCs		Repayments of advances made to LLCs
3811 Bell Medical Properties	$3,800	A.	—
653 Town Center Phase II	—		(75)
Brunswick Associates	—		(125)
Centennial Medical Properties	2,578	B.	—
Deerval Properties	142		(142)
Deerval Properties II	192		(192)
Sierra Medical Properties	1,315	B.	—
Sparks Medical Properties	1,520	B.	—
Spring Valley Medical Properties II	—		(70)

Total	$9,547		($604)

A.	Funding for capital expenditures and tenant improvements for this property which was acquired in March, 2010.
B.	Funding to reduce/repay third-party debt.

Other acknowledgements:

Also pursuant to your request, we hereby acknowledge that:

(i)	we are responsible for the adequacy and accuracy of the disclosure in the filing;

(ii)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii)	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Below is my contact information where I can be reached should the Staff have any questions or require any additional information. Thank you for your cooperation regarding this matter.

Sincerely,

/s/ Charles Boyle
Charles Boyle
Vice President and Chief Financial Officer
Universal Health Realty Income Trust
367 South Gulph Road
King of Prussia, PA 19406

610-768-3354 (telephone)
610-382-4828 (fax)
Chick.boyle@uhsinc.com (email)